Exhibit 99.1

Enthusiast Gaming Announces Strategic Web3 Collaboration with Coinbase

LOS ANGELES, Sept. 08, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, today announced a collaboration with Coinbase Global Inc. (“Coinbase”) (NASDAQ:COIN), one of the world’s largest cryptocurrency platforms and a trusted leader in the Web3 space. The announcement introduces Coinbase as the preferred infrastructure provider to power Enthusiast Gaming’s portfolio of Web3-enabled games. Coinbase will provide developer tools, educational content, and community-building support to power Enthusiast Gaming’s portfolio of Web3-enabled games.

Coinbase is uniquely positioned to empower Enthusiast Gaming’s goal of creating memorable gaming experiences and capturing the next wave of Web3 users globally. The Coinbase Cloud developer platform offers solutions required by novice and experienced developers alike - such as crypto wallets, blockchain nodes, and fiat-to-crypto payment rails.

“Coinbase is the perfect technology partner and is an expert at onboarding users to a Web3 experience,” said Bill Karamouzis, President of Enthusiast Gaming. “I am excited to see the potential value-enhancing features for our users that our work with Coinbase can bring. Among these value-enhancing features is the already integrated Coinbase Wallet. This self-custody wallet option allows users to easily send, receive, and manage the cryptocurrency they earn from EV.IO.”

The partnership centers around Enthusiast Gaming’s EV.IO, a novel, browser-based, first-person shooter game (FPS), that allows users to earn cryptocurrency as rewards for in-game achievements.

“We’re honored to have been selected by Enthusiast Gaming to power its growing portfolio of games with scalable blockchain infrastructure,” said Dan Kim, Vice President of Business Development at Coinbase. “Partnering with industry experts on game-changing titles like EV.IO is how we’ll help onboard the next 100 million users into Web3 in the safest and most seamless way possible.”

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, planned partnership activities and enhancements to the functionality of game titles published by Enthusiast Gaming, and the growth of the Web3 userbase.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.